October 29, 2024

Brandi Steege
Assistant Secretary
Sandisk Corp.
951 Sandisk Drive
Milpitas, CA 95035

       Re: Sandisk Corp.
           Amendment No. 2 to
           Draft Registration Statement on Form 10-12B
           Submitted October 15, 2024
           CIK No. 0002023554
Dear Brandi Steege:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form 10-12B
Capitalization, page 79

1. Your note to adjustment (1) indicates that you will retain an amount in cash and cash equivalents "equal to" $1,000 million, however, pro forma adjustment A indicates that you will retain an amount "not to exceed" $1,000 million. Please revise to clarify this apparent inconsistency.
 October 29, 2024
Page 2
Non-GAAP Financial Measures and Use of Certain Terms, page 106

2. Please address the following as it relates to your non-GAAP measure of adjusted
      EBITDA and revise your disclosures as necessary:
          Provide a breakdown of the various costs such as employee termination, asset impairment, gain on sale of property, and reversals of charges, included in adjustment (5) for each period presented, including the pro forma information.
          Explain your reference in adjustment (5) that Spinco "may" record credits related to gains upon sale of property and clarify whether Spinco has actually recorded such charges. In addition, explain the reference to reversal of charges in prior periods.
          Tell us whether the items in adjustment (5) relate to actual restructuring plans implemented during the period and where you have included a discussion of such plans in the financial statement footnotes.
          Provide a separate breakdown of the individual costs included in adjustments (7)
          and (8) for each period presented, including the pro forma information.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Maggie Yiin